Ledgewood

A Professional Corporation

1900 Market St., Ste 750

Philadelphia, PA 19103

January 15, 2008

VIA EDGAR AND OVERNIGHT MAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0405

Attn: Daniel L. Gordon, Branch Chief

Re:	RAIT Financial Trust

Form 10-K for the year ended December 31, 2006

Forms 10-Q for the quarters ended March 31, 2007, June 30, 2007 and September 30, 2007

File No. 1-14760

Dear Mr. Gordon:

On behalf of RAIT Financial Trust (“RAIT”), this letter responds to your comment letter dated December 26, 2007 concerning the above-referenced filings. For your convenience, we first restate your comment in italics and then provide RAIT’s response.

Form 10-Q for the Quarter Ended September 30, 2007

Note 3 – Investments in Securities, page 9

1.	Please tell us and describe the underlying assets that caused you to record asset impairments in the amount of $335 million. Tell us whether the underlying assets within the underlying available for sale securities were related to sub-prime loans. Also, tell us what your exposures to sub-prime loans are within your Investments in securities and Investments in mortgages and loans We may have further comment.

The asset impairment charges of $335.4 million in investments in securities that RAIT recorded in the quarter ended September 30, 2007 were attributable (i) primarily to trust preferred securities and subordinated debentures (“TruPS”) issued by companies in the residential mortgage or homebuilder sectors that collateralized securitizations that RAIT consolidates and (ii) also to debt securities (“Debt Securities”) issued by securitizations that are collateralized primarily by securities issued by companies in these two sectors. None of these asset impairment charges was attributable to sub-prime loans owned by RAIT. As discussed below, RAIT does not have significant exposure to sub-prime loans either directly as consolidated assets reflected on its balance sheet or indirectly through ownership of securities issued by companies primarily engaged in the sub-prime loan origination business or securities otherwise collateralized primarily by sub-prime loans.

The impairment of RAIT’s available-for-sale securities resulted primarily from the broad disruption of the U.S. credit markets relating to the residential mortgage and homebuilder sectors that began in July 2007. The withdrawal of virtually all sources of available liquidity for companies active in these sectors caused payment defaults and significant reductions in the fair value of securities issued by these companies. In evaluating RAIT’s investments held at September 30, 2007 for other than temporary impairment, management considered the estimated fair value of each investment in relation to its cost basis, the financial condition of the underlying issuer or collateral securities and RAIT’s intent and ability to hold the investment for a sufficient period of time to allow for recovery of its investment. For the instruments referenced in the chart below, management believed (based upon its analysis as of September 30, 2007) that RAIT would not fully recover its cost basis and recorded a charge for other than temporary asset impairment.

The chart below summarizes the other than temporary asset impairments recorded for the quarter ended September 30, 2007 by asset. These impaired assets relate to companies in the residential mortgage and homebuilding sectors that are not primarily engaged in the sub-prime loan origination business or to securities owned by RAIT that are collateralized by companies operating in the residential mortgage and homebuilder sectors that are not primarily engaged in the sub-prime loan origination business.

Type of Asset Impaired	Asset Impairment
TruPS issued by residential mortgage originator, investor and servicer that was in default of obligations and declared bankruptcy in August 2007	$127.2 million
TruPS issued by residential mortgage investment and servicing company in default of interest payment obligations in August 2007	52.2 million
TruPS issued by homebuilder with operations focused in California that incurred significant reductions in housing starts, violation of covenants and in default of obligations in September 2007.	13.7 million
TruPS issued by residential mortgage originator whose main operating subsidiary declared bankruptcy in August 2007	18.6 million
TruPS issued by residential mortgage originator, investor and servicer that declared bankruptcy in August 2007	39.8 million
TruPS issued by residential mortgage investor in default of obligations in September 2007	12.3 million
TruPS issued by homebuilder with operations focused in Arizona that incurred significant reductions in housing starts, in default of covenants and in default of obligations in September 2007	13.9 million
TruPS issued by multi-family real estate investor and homebuilder with operations throughout the United States, with significant exposure to Florida real estate, that incurred significant reductions in housing starts and in default of obligations in September 2007	49.7 million
Investment in “BB” and “BBB” rated securities primarily collateralized by companies operating in the residential mortgage and homebuilder sectors	8.0 million

TOTAL	$335.4 million

As of September 30, 2007, RAIT’s aggregate exposure to sub-prime loans within its investment categories was $87.5 million, or 0.7% of its total investments (summarized in the chart below) which, RAIT believes, is not material to its consolidated financial statements.

RAIT considers investments in sub-prime loans as those residential mortgages with FICO scores below 640. As disclosed in its Form 10-Q for the quarter ended September 30, 2007, page 26, as of September 30, 2007, the weighted average FICO score for all of RAIT’s residential mortgage loans was 738 with 0.8%, or $34.3 million, of RAIT’s residential mortgages having a FICO score below 640.

Additionally, RAIT is exposed to sub-prime loans from its investments in (1) the Debt Securities described above, (2) asset-backed collateralized debt obligations (“ABS Securitizations”) collateralized indirectly by sub-prime loans and (3) securitizations that RAIT consolidates and that are collateralized by TruPS issued by companies whose business primarily involves the origination or servicing of, or direct or indirect investment in, sub-prime loans. The amount included in investments in securities, at fair value, as of September 30, 2007 related to investments in Debt Securities and ABS Securitizations was $36.2 million, or 0.7% of the total investments in securities.

RAIT’s exposure to sub-prime loans through TruPS results from the consolidation of the securitizations collateralized by TruPS. RAIT holds a sufficient portion of the equity and subordinated debt issued by the securitizations to require consolidation under Financial Interpretation No. 46-R. However, RAIT’s investment in these securitizations is limited to the equity and subordinated debt that RAIT holds and any losses in excess of its investment would be borne by holders of securities senior to RAIT’s investments. RAIT believes that one issuer of TruPS collateralizing a consolidated securitization is primarily engaged in originating and investing in sub-prime loans. The amount included in investments in securities, at fair value, as of September 30, 2007 related to this issuer was $16.9 million or 0.3% of the total investments in securities.

The chart below describes RAIT’s investment categories in effect as of September 30, 2007 and the exposure to sub-prime loans in such categories (dollars in thousands):

	Total	Subprime Exposure	Percentage
Investments in Securities:
Available for Sale Securities	$3,932,155	$53,142	1.4%
Security Related Receivables	1,488,750	—	—

Total Investments in Securities	5,420,905	53,142	1.0%

Investments in Mortgages and Loans:
Residential Mortgages	4,167,907	34,321	0.8%
Commercial mortgages	2,235,102	—	—

Total Investments in Mortgages and Loans	6,403,009	34,321	0.5%

Total Investments	$11,823,914	$87,463	0.7%

2.	Please tell us how you determined that this impairment occurred in the quarter ended September 30, 2007 and not a prior period.

In preparing RAIT’s quarterly financial statements, management evaluates RAIT’s investments for recovery and records an impairment charge if RAIT does not expect to recover its investments or management cannot demonstrate that RAIT has the intent and ability to hold the investments until recovery. Each quarter, management considers current market conditions and conditions of companies or securitizations supporting RAIT’s investments to assess whether recovery will occur. As discussed above, the asset impairment charges that RAIT recorded for the three-month period ended September 30, 2007 resulted from the market and liquidity conditions that arose in July 2007 and the impact of these conditions on the underlying issuers of TruPS and performance of the Debt Securities and ABS Securitizations. Prior to these events, management’s assessment, based on the information available to it, was that RAIT’s investments would be fully recovered and that RAIT had the intent and ability to hold these investments until recovery. Accordingly, management believes the asset impairment charges recorded for the three months ended September 30, 2007 are reflected in the proper period.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 22.

Performance Measures, page 32

3.	Please revise your non-GAAP financial measure entitled “Adjusted earnings” to remove your asset impairment as we believe this represents a recurring item as defined in Item 10(e)(1)(ii)(B) of Regulation S-K or tell us why this is not necessary.

As disclosed in RAIT’s Form 10-Q for the quarter ended September 30, 2007, RAIT has provided investors with adjusted earnings and believes this non-GAAP financial measure is a useful supplement to net income and earnings per share. RAIT is a real estate investment trust (“REIT”) and believes adjusted earnings provides investors and analysts with a useful tool in evaluating RAIT’s operating performance and dividend paying ability by removing the effects of certain non-cash adjustments recorded in accordance with GAAP that do not correlate to RAIT’s ability to pay dividends. Additionally, GAAP requires RAIT to record in the income statement asset impairments that are generally not recognized for tax purposes until such time as RAIT sells or otherwise disposes of the impaired asset. The asset impairment must be added back to RAIT’s GAAP net income in order to reconcile its GAAP net income to its REIT taxable income. RAIT must make annual distributions to its shareholders in an amount at least equal to 90% of its REIT taxable income in order to maintain its qualification as a REIT. By measuring its performance using GAAP net income and adjusted earnings, RAIT believes it is able to evaluate current performance before and after giving effect to GAAP adjustments such as those mentioned above. During the three months ended September 30, 2007, RAIT recorded asset impairment charges of $343.0 million, including $335.4 million of other than temporary impairments associated with its investment in securities, and added these impairments back to net income available to common shares in arriving at adjusted earnings as these asset impairments were non-cash charges that did not impact RAIT’s current dividend paying ability. Other REITs regularly present adjusted earnings or other non-GAAP financial measures such as “adjusted funds from operations” for similar reasons.

In accordance with Regulation S-K, Item 10(e)(ii)(B), RAIT does not calculate its adjusted earnings in an attempt to smooth earnings. RAIT does not identify asset impairment as non-recurring, infrequent or unusual and discloses on p. 23 of the Form 10-Q that “[w]hile we believe we have appropriately determined the level of impairment and reserves as of September 30, 2007, we cannot assure you that no further temporary or other than temporary impairments or reserves will occur in the future.” RAIT will continue to make its impairment analysis each quarter. To the extent asset impairment represents a recurring item, Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures (the “FAQ”) states that “there is no per se prohibition against removing a recurring item.” As discussed in RAIT’s response to comment 4, it believes it has provided the disclosure indicated in the FAQ as appropriate when doing so.

4.	Also, please revise the non-GAAP financial measure entitled “Adjusted Earnings” to provide all of the disclosures required by Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

RAIT believes it has provided the disclosure referred to in Question 8 of the FAQ. In RAIT’s disclosure of adjusted earnings, on pages 31 and 32 of its Form 10-Q for the quarter ended September 30, 2007, it discusses the economic substance behind management’s decision to use adjusted earnings and the manner in which RAIT uses it to evaluate or conduct its business and the reasons why management believes the measure provides useful information. RAIT also discloses in detail, and quantifies, the calculation of adjusted earnings so that the limitations of adjusted earnings, as compared to the GAAP measure of net income, are clear. Additionally, RAIT discusses the fact that management uses adjusted earnings in conjunction with GAAP measures to help analyze RAIT’s operating performance.

**************

With regard to the Form 10-Q for the quarter ended September 30, 2007, we have been advised by RAIT that it acknowledges the following:

•	RAIT is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	RAIT may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at 215-731-9450.

Very truly yours,

/s/ J. Baur Whittlesey

cc:	Daniel G. Cohen, Chief Executive Officer

Jack E. Salmon, Chief Financial Officer

Raphael Licht, Chief Legal Officer